TIHM (The Influencer House Massacre) Movie
INVESTOR AGREEMENT:

This document is the Agreement between Unlimited Creation LLC (a Wyoming based limited liability corporation dba Nineteen Films and referred to in this agreement as "UCL" or "COMPANY") and [INVESTOR NAME]_______________ (herein referred to in this Agreement as "INVESTOR") for the sole purpose of funding the feature length motion picture titled: "*The Influencer House Massacre*" (referred to in this Agreement as "TIHM" or "PROJECT") based on the screenplay written by Cal Barnes. This is the only agreement in place and can be modified or amended only by written consent of both parties whose signatures are affixed. The investment funds noted in this agreement will be used exclusively for the film's pre-production, production, post-production, and initial marketing costs. Investment funds may also go towards the replication and duplication costs of DCPs, DVDs, Blu-ray discs, poster art and other promotional items which may be sent to potential distributors and film buyers, movie critics, film festivals, along with private screenings for potential sales agents, producer representatives and other liaisons who may help sell the finished TIHM movie. There is also the possibility a studio may provide more expansive distribution for domestic DVD and/or a theatrical release for the TIHM film. UCL will also create and/or make available "master" formats which will be used to deliver to cable, TV, or internet V.O.D. (video on demand) streaming distributors as needed for additional sales opportunities and eventually for foreign market distributors which may provide additional sales and/or revenue opportunities for the film.

1. Administrative: UCL will handle all administrative duties associated with the above-mentioned TIHM film project which will include reports of expenditures, on going costs, inventory, accounting, sales, tax reporting, etc. UCL will provide any of these reports to INVESTORS at any time upon written request. The primary report to INVESTORS will be a revenue (sales) report along with payments as outlined in section 8 below.

2. Key Crew: This film will be directed by Cal Barnes and will be produced by Nicolaas Bertelson and Cal Barnes. Scott duPont is the Consulting Producer for the project.

3. Film Budget: This feature length motion picture is considered a low to moderate budget film with production budget of $450,000 and a separate marketing budget of $50,000 for a total estimated budget of $500,000. The valuation of the budget for purposes of investment shares is fixed at $475,000 given extra contingencies and the confidence all producers have at coming in under budget which was prepared by veteran Line Producer Michael Baumgarten. The minimum offering amount to break escrow on this PICTURE and begin pre-production is $350,000. Anything less than $350,000 is considered underfunded, and to protect INVESTORS the COMPANY will not begin pre-production until the minimum offering amount is met.

4. Gross Revenue Points: There are a total of 100 gross points on the TIHM PROJECT, and 50 are being offered to INVESTORS. All INVESTORS are investing in a "fixed Gross" Points system in which an exact percentage (% defined below) of all sales and revenues from the TIHM film PROJECT is paid back to INVESTOR on a quarterly basis. Gross sales % will be paid to INVESTORS regardless of additional and/or ongoing marketing costs or expenses. UCL and its experienced production team will strive to keep the production on time and on budget, but in the unlikely event there is a slight budget overage (over the maximum allowance of $475,000), UCL would absorb any and ALL of those additional costs. Since the INVESTOR's points are fixed and will not change, there is no revenue share dilution to film INVESTORS that could happen in most other film projects where these shares are not specified as "fixed" or "locked".

5. INVESTOR Points and Definition of Gross Points: As explained in the TIHM Business Plan, INVESTOR is NOT investing in Unlimited Creation LLC (the COMPANY), but is investing in gross revenue shares of this specific TIHM film PROJECT. INVESTOR will receive one (1) Gross Revenue Percentage Point of all Gross revenues from TIHM PROJECT for each $9,500 invested. Exactly 50 Gross Revenue points in TIHM PROJECT are being sold by COMPANY for $9,500 each, for a total TIHM PROJECT production budget of $475,000. The only possible cost deduction that may be equally shared by both parties could be the hard costs of future DVD or Blu-ray disc replication for orders that are required to be filled by UCL (and not a distributor). Example: if UCL gets a wholesale order for DVDs at $3.00 each (and if UCL is required by a distributor to fill that particular wholesale DVD order), UCL would be allowed to deduct an estimated $1.00 replication "cost" per DVD before paying Gross checks to INVESTORS. Gross points are defined as any and ALL revenues paid to and received by UCL for this

TIHM film project, with no additional marketing expenses or costs deducted including but not limited to: publicity and press releases, postage, courier fees, copies, faxes, other general office expenses, website maintenance or hosting fees, subscription agreements, legal or accounting fees, salaries, commissions, taxes, or any other expenses or deductions of any kind. Revenues will mean any and all advances, sales, rentals, or royalties for the above-mentioned TIHM film including, but not limited to: video, DVD, theatrical exhibitions, cable, TV, satellite, or internet V.O.D. (video on demand), catalog, airlines, hotels, or any other future revenue sources of this project for the entire term of this agreement.

6. All Investments Processed through Wefunder: All Investments in TIHM PROJECT will be processed and distributed to COMPANY by Wefunder. The 7.9% Wefunder portal fee is paid by the COMPANY as a percentage of the total raise. This fee applies to a minimum raise, maximum raise, or any amount thereof. NO investor money may be spent until at least $350,000 of the production budget is raised, which is the minimum needed to complete principal photography on the PROJECT.

7a. Payment Schedule Back to INVESTORS: payments will be made to INVESTORS on a quarterly basis along with a detailed report of all sales, revenues and royalties received or collected by UCL. All quarterly payments will be made on or before January 15th, April 15th, July 15th, and October 15th. There is no report required to INVESTORS if there are no sales or revenues collected by UCL for a particular quarter.

7b. Priority and Return of Capital. Unless expressly provided in this Agreement or a subsequent addendum that would have to be acknowledged by all INVESTORS, no INVESTOR shall have priority over any other INVESTOR as it relates to capital distributions or scheduled payments back to INVESTORS from future revenues or sales.

7c. Right to CAMA: UCL reserves the right to set up a CAMA (collection account manager agreement) with a reputable company such as *Fintage House* or *Freeway* to handle revenue collection, reporting, and distribution tasks to all profit participants in the PICTURE.

8. Tax Responsibilities of INVESTOR: INVESTOR understands that UCL cannot give specific tax consultations or tax advice on payments it makes to individual INVESTORS. Each INVESTOR may be responsible for reporting re-paid or earned income from TIHM revenues received, if necessary for his or her own tax purposes. A 1099-MISC tax form may be sent to any individual INVESTOR who earns or is paid more than $600 in one fiscal year. INVESTOR understands that he or she is not an employee of UCL and will receive no health, medical or insurance benefits as such.

9. Territories and Rights: UCL maintains ALL rights to the TIHM film. There have been no pre-sales, distribution agreements or any other rights assigned to any other parties at this time. 100% of the film rights are held by UCL and will continue to be held by UCL for exploitation to the benefit of INVESTORS and its shareholders. When any distribution agreement is signed, any film rights sold, or revenue deals negotiated, INVESTORS will be notified in writing.

10. General Marketing, Publicity and Press Releases: UCL realizes the current power of social media and local media coverage to help create awareness for a successful film release and to help grow an audience. TIHM will implement a publicity strategy including PR and press releases primarily when the film is about to be released and later when available for public sale, rental, and viewing. All marketing and PR efforts may be closely coordinated with a future distributor and/or possible film festival venues when applicable.

11. Overall Risk: It has been explained to all INVESTORS and reinforced here that investing in any film project can be risky and despite the conservative budget, there is no 100% guarantee that this film project will have any sales, let alone enough sales or revenues to recoup 100% of INVESTOR's funds. INVESTOR acknowledges these unique risks.

INVESTOR - please acknowledge "risks" with an "X" here: X

12. Special INVESTOR Group Pricing: After the TIHM film is released and upon approval of the potential distributor, a free DVD screening copy or a free VOD screening link will be supplied to each INVESTOR at no charge after the film has a signed distribution agreement. TIHM will also ask permission with potential distributor

or marketing partner if discounted DVDs of screening links may be purchased by INVESTORS for a discount. All INVESTORS will be notified if any special pricing for additional DVD or Blu-ray disks of the film is allowed.

13a. INVESTOR Communications: INVESTORS will receive periodic e-mail updates every few months as to the progress of the production, post production, and later the marketing and release plans for the TIHM film. INVESTORS will have direct access to the main producer of the project and President of UCL (Cal Barnes) via telephone and direct e-mail address, which has been provided to INVESTORS in the TIHM business plan. All calls and e-mails will be returned promptly (normally within 48 hours). During the actual film production or location shooting, all phone calls and/or e-mail inquiries will be returned within 5 business days. In the event UCL holds any kind of "Film Premiere" (in Hollywood, CA, Portland, OR or elsewhere TBD), UCL will send invitations to all INVESTORS with at least 2 weeks advance notice. UCL will provide at no cost at least two (2) FREE VIP tickets to any film premiere event for those INVESTORS interested in attending. Extra VIP tickets (or seats) may in some cases be accommodated to INVESTORS when available.

13b. INVESTOR Privacy: UCL understands and respects the need for privacy, and in some cases, complete anonymity of its INVESTORS. Therefore, UCL's list of INVESTORS' names, addresses, e-mail addresses, phone numbers, amounts of funds invested, and/or any other personal information shall be kept fully confidential, except for the names of some INVESTORS that may be listed in the film's credits (as described in the TIHM business plan). As such, and except through the operation of a separate agreement in writing, INVESTOR contact information and any other INVESTOR personal information shall remain completely private and is not subject to disclosure at any time to non-UCL personnel, except by court order. No INVESTOR shall be permitted to use any list of INVESTOR names, addresses, or personal information to contact any other INVESTOR, or for personal gain or enrichment, and may not distribute or sell any names of INVESTORS to any third parties, unless otherwise first consented to and agreed upon by the relevant TIHM film INVESTOR(S). While UCL shall take reasonable steps to ensure the privacy of all INVESTOR personal information, INVESTOR understands, agrees, and acknowledges that UCL cannot be held liable for inadvertent disclosure, except through a court-ordered finding of extreme and gross negligence on the part of UCL.

14. Screen and IMDB Credits: UCL agrees to list each INVESTOR in the credits of the film as outlined below for all credit-eligible investments.

If INVESTOR invests <u>$380,000+</u> in *The Influencer House Massacre* (40 points), UCL will provide INVESTOR with the following credit:

Executive Producer
(SOLE Credit)

If INVESTOR invests <u>$190,000+</u> in *The Influencer House Massacre* (20 points), UCL will provide INVESTOR with the following credit:

Executive Producer

If INVESTOR invests <u>$95,000+</u> in *The Influencer House Massacre* (10 points), UCL will provide INVESTOR with the following credit:

Co-Executive Producer

If INVESTOR invests <u>$57,000+</u> in *The Influencer House Massacre* (6 points), UCL will provide INVESTOR with the following credit:

Co-Producer

If INVESTOR invests <u>$38,000+</u> in *The Influencer House Massacre* (4 points), UCL will provide INVESTOR with the following credit:

Associate Producer

If INVESTOR invests $19,000+ in *The Influencer House Massacre* (2 points), UCL will provide INVESTOR with the following credit:

Production Partner

If INVESTOR invests $9,500+ in *The Influencer House Massacre* (1 points), UCL will provide INVESTOR with the following credit:

Producer's Wish to Thank

If INVESTOR invests $4,750+ in *The Influencer House Massacre* (0.5 points), UCL will provide INVESTOR with the following credit:

Very Special Thanks

If INVESTOR invests $2,375+ in *The Influencer House Massacre* (0.25 points), UCL will provide INVESTOR with the following credit:

Special Thanks

unless INVESTOR notifies UCL that he or she does NOT wish to be recognized or acknowledged. INVESTOR's name will be spelled out and credited as follows below for all eligible credits:

____

15. Hold Harmless Clause: All legal documents, contracts, vendor agreements, etc. will be executed through UCL. INVESTOR will be held harmless of any conflicts or disputes since UCL is the sole production company, marketing name, and the corporate veil that will be used for this production. This includes any liability to third parties. No INVESTOR shall be liable for the debts, obligations or liabilities of UCL, including under a judgment decree or order of a court. INVESTOR also understands that he or she is not investing directly into UCL (further limiting any potential liabilities) and is purchasing a descript amount of Gross Point shares into the above-mentioned TIHM film project.

16. Resale Restriction: The INVESTOR is acquiring the Securities solely for the investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

17. Governing Law - Arbitration: This Agreement shall be construed and interpreted, and all questions as to performance determined in accordance with the laws of the State of Wyoming applicable to contracts executed and to be fully performed in said state. Any claims or controversies arising out of or relating to this Agreement shall be submitted to binding Arbitration in accordance with the rules and regulations of the American Arbitration Association, and a judgment upon such award may be entered into a court of law. The prevailing party in such instance shall be entitled to receive reimbursement for all related costs, including all reasonable attorney fees as outlined below in section 19.

18. Additional Legal Claims: in order to further protect UCL and ALL of the specific TIHM film project INVESTORS, UCL reserves the following rights: 1) UCL will protect itself and the film from any frivolous legal complaints or lawsuits including any claims or Breach of this Contract by any INVESTOR, 2) UCL will vigorously protect the rights and privacy of its INVESTORS to the best of its ability under law including any private contact information as listed above, and 3) UCL will defend itself against any defamation, slanderous or negative

comments about the TIHM film, UCL or its Producers proven to be untrue or falsified that has the possibility to negatively impact revenue potentials for the film and its INVESTORS. In the event of any future legal claims, if the claims are proven in a court of law to be frivolous, or if the INVESTOR does not prevail in a favorable ruling for any Breach of Contract, UCL reserves the right to collect for any and ALL legal expenses (including their attorney's regular billable hours). Furthermore, no INVESTOR shall initiate arbitration against UCL, or any of the TIHM film Producers, hereunder without having first furnished UCL with a full and complete statement of the nature of the dispute, the basis of the dispute, and the desired remedy. Upon receipt of such a statement, UCL shall have sixty (60) days within which to respond to the INVESTOR. Thereafter the INVESTOR shall engage in good faith discussions with UCL to resolve the INVESTOR's concerns. This provision is made recognizing that formal dispute resolution proceedings, including but not limited to: mediation, arbitration, and litigation, require the expenditure of financial resources of UCL, with the result that reserves of capital may have to be made to meet future potential litigation costs, thus reducing the net available distributions to INVESTORS from any Gross receipts or revenues of TIHM and it is in the interest of every INVESTOR to maintain communication with UCL and the TIHM film's Producers, and to attempt to resolve concerns and/or disputes without the necessity of formal dispute resolution proceedings.

Agreed to by both parties with original signatures affixed below:

INVESTOR :

[INVESTOR NAME]

Investor Signature
signature

[EFFECTIVE DATE]
date

Producer and President of:
Unlimited Creation LLC (UCL)
Cal Barnes

Founder Signature
signature

[EFFECTIVE DATE]
date

Investor subscribes to purchase partial or whole ownership shares ($9,500 each) for a Total of:
$ $[AMOUNT]____ *enclosed.*